GLOBAL CASINOS, INC.

5455 SPINE ROAD, SUITE C

BOULDER, CO 80301

(303) 527-2903

December 15, 2006

VIA FACSIMILE AND EDGAR FILING

United States Securities and Exchange Commission

Attn:  Linda Cvrkel, Branch Chief

100 F Street NE

Washington, D.C.  20549

Re:

Global Casinos, Inc.

Form 10-KSB for the year ended June 30, 2006

Filed October 10, 2006

File No. 000-15415; and,

Form 10-QSB for the quarter ended September 30, 2006

Filed November 14, 2006

File number 000-15415

Dear Ms. Cvrkel:

Global Casinos, Inc. (the "Company") herewith submits the following, as supplemental information, in response to the comments of staff dated December 5, 2006, covering its Annual Report on Form 10-KSB for the year ended June 30, 2006, as filed with the Commission on October 10, 2006, and its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006, as filed with the Commission on November 14, 2006:

Comment No. 1.

Supplementally, at September 30, 2006, we had accrued a liability of $20,000 for our estimated payouts under the Sharpshooter’s Club.  No liability was recorded at June 30, 2006, as based on our analysis we deemed the financial effect at June 30, 2006, to be immaterial.  Therefore, we treated the accrual in the first quarter as a change in accounting estimate.  In November 2006, we established a formal method to analyze customer balances as well as the program’s redemption rates.  We determined that the population’s historical redemption rate was 74%.  In addition, much of the population includes customers who will not reach the $1,000 minimum activity to qualify for the award.  We attribute this attrition to the fact that the recorded customer dollars played, as well as any awards earned by the customer under the program, expire after twelve months.  As such, the liability under the program is less than the customers’ balances at any point in time.  We believe our current methodology for analyzing and recording the activity under the program is appropriate.

Comment No. 2.

We note your comment regarding the disclosures for accounting for stock based compensation under SFAS 123(R) and ABP 25 and will consider such tabular presentation, as well as those disclosures discussed in paragraph A240 of SFAS 123(R) in all future filings.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose

Securities and Exchange Commission

December 15, 2006

the Commission from taking any action with respect to the filing; and, (iii) the Company understands it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration.

Sincerely,

GLOBAL CASINOS, INC.

By: /s/Todd Huss____________

Todd Huss, Chief Financial Officer

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